May 26, 2020

VIA EDGAR TRANSMISSION

Jeffrey Gabor, Staff Attorney

Christine Westbrook, Staff Attorney

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

Washington, D.C. 20549

RE:	Sonnet BioTherapeutics Holdings, Inc.
Registration Statement on Form S-3
Filed April 22, 2020
File No. 333-237795

Dear Ms. Westbrook and Mr. Gabor:

I am writing on behalf of Sonnet BioTherapeutics Holdings, Inc. (formerly Chanticleer Holdings, Inc.) (the “Company”), in response to the letter from the Staff of the Division of Corporation Finance (the “Staff”), of the U.S. Securities and Exchange Commission, dated May 19, 2020 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). Pursuant to my telephone conversations with Ms. Westbrook and Mr. Gabor on May 20, 2020, set forth below are the Company’s responses to Comment Number 14 and Comment Number 15 of the Comment Letter. For the convenience of the Staff, the text of each comment is reprinted in bold and is followed by the Company’s response.

Capitalized terms used but not defined herein have the meaning given to such terms in the Registration Statement.

Registration Statement on Form S-3

General

14.	It appears you are not eligible to conduct. this offering on Form S-3 because you do not meet the conditions outlined in General Instruction I.A.6 of Form S-3. In this regard, we note that Sonnet BioTherapeutics, Inc. was deemed to be the accounting acquirer for financial reporting purposes in your business combination and the financial statements of Sonnet BioTherapeutics, Inc. have not been included in materials required to be filed pursuant to Section 13, 14 and 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on Form S-3. Please refile this offering on Form S-1. When you refile, please also consider your eligibility to incorporate by reference. See General Instruction VII of Form S-1.

May 26, 2020

Response: General Instruction I.A.3 of Form S-3 provides that, to be eligible to file a registration statement on Form S-3, the registrant (emphasis added) must have (a) been subject to the requirements of Section 12 or 15(d) of the Exchange Act and timely filed all materials required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on Form S-3; and (b) timely filed all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement.

The Company was incorporated in the State of Delaware on 1999 and has been a company filing reports with the SEC since 2000. For at least the past decade, the Company has timely filed all materials required to be filed pursuant to Sections 13 and 14 of the Exchange Act.

As part of the business combination transaction that closed on April 1, 2020, (i) the Company’s subsidiary merged with and into Sonnet BioTherapeutics, Inc., a New Jersey corporation (“Sonnet Sub”), and (ii) the Company amended its certificate of incorporation to, among other things, change the name of the Company from “Chanticleer Holdings, Inc.” to “Sonnet BioTherapeutics Holdings, Inc.” For accounting purposes, the business combination was regarded as a reverse recapitalization whereby Sonnet Sub was considered to be the accounting acquirer, however the entity that was the registrant prior to the business combination transaction — the Company — did not experience any change in its corporate existence as a result of the business combination transaction and, as a result of the business combination, became the legal parent company of Sonnet Sub and continued to operate as the registrant under Sections 13 and 14 of the Exchange Act.

The Staff’s comment suggests that, because the Company was the “acquired” company for financial reporting purposes in the business combination that closed on April 1, 2020, the financial statements of Sonnet Sub would be required to be included in materials required to be filed pursuant to Section 13, 14 and 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on Form S-3. As noted above, however, General Instruction I.A.3 of Form S-3 states specifically that the “registrant” is the entity that is required to have been subject to the requirements of Section 12 or 15(d) of the Exchange Act and timely filed all materials required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on Form S-3.

We note further that in the Division of Corporation Finance’s Financial Reporting Manual (“FRM”) in Section 12210.1, the FRM addresses situations in which a registrant acquires another entity in a transaction accounted for as a reverse capitalization. Such section of the FRM distinguishes between the “accounting acquirer” and the “legal acquirer/registrant.”

Further, while not dispositive of the matter, we note there have been numerous recent instances of the “accounting acquirer” in a reverse recapitalization registering its shares of common stock for resale on Form S-3, and such resale registration statement becoming effective within 12 months of the closing of the transaction. Please see Ocugen, Inc. (Form S-4, File No. 333-232147, declared effective August 6, 2019; Form S-3, File No. 333-234127, declared effective November 5, 2019); Seelos Therapeutics, Inc. (Form S-4, File No. 333-227166, declared effective November 20, 2018; Form S-3, File No. 333-229490, declared effective February 13, 2019); and AdaptHealth Corp (Merger transaction closing November 8, 2019; Form S-3, File No. 333-236011, declared effective March 20, 2020). These are only a few examples of transactions similar to our transaction,

May 26, 2020

According to the facts set forth above, the Company respectfully submits that the Commission should find that the Company, as the registrant, satisfied the requirements of General Instruction I.A.3 of Form S-3.

15.	We note that you are registering 29,487,330 shares of common stock for resale by the selling stockholders, including approximately 24 million shares pursuant to the reset provisions of the Series A warrants and Series B warrants. Given the size of the resale offering relative to the outstanding shares of common stock held by non-affiliates, it appears that this transaction may be an indirect primary offering by or on behalf of the company. Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of the Securities Act. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations. In discussing the circumstances under which the investors received the shares, address in your response the investors’ acquisition of the additional 24 million shares.

Response: For the reasons discussed below, we respectfully submit that the offering contemplated by the Registration Statement is a valid secondary offering by or on behalf of the selling stockholders that may be registered for sale on a continuous basis pursuant to Rule 415(a)(1)(i) under the Securities Act of 1933, as amended (the “Securities Act”). We offer that a careful consideration of all of the factors articulated in Question 612.09 (the “Interpretation”) of the Staff’s Compliance & Disclosure Interpretations (the “CDIs”) for Securities Act rules supports a conclusion that the offering does not amount to a distribution by the selling stockholders on behalf of the Company.

As discussed below, the securities the Company seeks to include in the Registration Statement were issued pursuant to a transaction in which private investment funds (the “Investors”) acquired their securities in a valid private placement made in reliance on Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder (the “Offering”). The securities sold in the Offering consisted of (i) shares (the “Sonnet Sub Shares”) of the common stock of Sonnet Sub, which converted in the Merger into shares of the Company’s common stock (the “Common Stock”) and (ii) Series A warrants to purchase Common Stock (the “Series A Warrants”) and Series B warrants to purchase Common Stock (the “Series B Warrants” and, together with the Series A Warrants, the “Warrants;” and the Warrants, together with the Sonnet Sub Shares, the “Securities”). The issuance of the shares of Common Stock underlying the Warrants was approved by the Company’s stockholders at the special meeting held on March 18, 2020 called for the purpose of approving the Merger and related proposals, including the Offering.

Each of the Investors unconditionally paid the aggregate purchase price in full for its Securities at the time of issuance. Thus, the Investors were at market risk from the moment they acquired their Securities and continue to be at market risk today with respect to their investment. While the Warrants contain a limited Reset provision (described below), those provisions do not obviate the market risks taken by the Investors, including bankruptcy risk or the risk that the market price of the Common Stock falls below the floor price contained in the Warrants.

May 26, 2020

We believe that a careful consideration of all of the factors enumerated in the Interpretation amply supports the conclusion that the registration and sale of the shares of Common Stock pursuant to the Registration Statement constitutes a valid secondary offering and not an offering “by or on behalf of the registrant.”

A. Background

The Company is seeking to register 29,487,330 shares of Common Stock issuable upon the exercise of the Warrants (the “Registration Shares”) sold in the Offering. The Registration Shares may be offered and sold by the selling stockholders, who are unrelated to each other (except for the affiliated funds of one of the Investors).

In connection with the Offering, each Investor entered into a Securities Purchase Agreement, dated February 7, 2020 (the “SPA”) in which, among other things, the Investor made customary investment and private placement representations to the Company, including, among others, that such Investor (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was purchasing its Securities for its own account and (iii) did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Securities.

In addition, the Company granted certain customary registration rights to each Investor by virtue of a Registration Rights Agreement executed by each Investor, pursuant to which the Registration Statement was filed.

The Investors also agreed to the Company’s request to sign Leak-Out Agreements (the “Leak-Out Agreements”) that limit the shares of Common Stock that the Investors may sell in a trading day until the Series B Warrants are exercised in full after a Reset (as defined below) is no longer able to occur under the terms of the Offering documents. Each Investor agreed not to sell more than its pro-rata portion of 30% of the trading volume of the Common Stock on the Nasdaq Stock Market (“Nasdaq”) on any day during such period.

B. Rule 415 Analysis

In 1983, the SEC adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

May 26, 2020

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S–3 or Form F–3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”

Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations. Rule 415(a)(4) provides that:

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.

In the event that the offering registered by the Registration Statement is re-characterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices) unless the Company is eligible to use Form S-3 for a primary offering, (ii) the Investors would be deemed to be “underwriters” with respect to their Registration Shares (with the attendant liabilities under Section 11 of the Securities Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities. Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of a selling stockholder to effect the resale of its securities. Because re-characterizing the offering as “by or on behalf of the registrant” has such a draconian impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies — like the Company — to raise capital in valid private placement transactions under which standard resale registration rights are provided to investors, the Staff should only re-characterize a secondary offering as being on behalf of a registrant after careful and complete review of all of the relevant facts and circumstances.

May 26, 2020

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In the Interpretation, the Staff has set forth a detailed analysis of the relevant factors that should be examined. The Interpretation provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling stockholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer” (emphasis added).

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in the Interpretation is discussed below. In our view, based on a proper consideration of all of those factors, the Staff should conclude that (i) the Registration Statement relates to a valid secondary offering and (ii) all of the Registration Shares covered by the Registration Statement can be registered for resale on behalf of the Investors pursuant to Rule 415(a)(1)(i).

Factor 1: How Long the Selling Stockholders Have Held the Shares.

Presumably, the longer the time the Registration Shares are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Company. The Investors had the right to receive the securities convertible or exercisable into the Registration Shares beginning on April 1, 2020, and received delivery of such securities on April 16, 2020. In addition, pursuant to the SPA and related Registration Rights Agreement, the Investors understood that the transaction contemplated a minimum holding period of several weeks or even months until certain conditions were satisfied, including the completion of the review of the Registration Statement by the Commission. For the reasons discussed in Item 2 below, the Investors may be required to hold their Registration Shares for a significant additional length of time. This holding period demonstrates that the Investors acquired the securities convertible or exercisable into the Registration Shares for investment, do not have intent to distribute the Registration Shares on behalf of the Company, and are not acting as underwriters. In addition, the Investors signed the SPA on February 7, 2020, at which time they committed to purchase the Securities, subject only to conditions beyond their control.

May 26, 2020

In particular, this holding period is significantly longer than the period required by the Staff for valid “PIPE” transactions. The Staff’s “PIPEs” interpretation is set forth in Question 116.19 of the CDIs for the Securities Act Forms (the “PIPEs Interpretation”). The PIPEs Interpretation provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement…. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition a holding period of several weeks or more must also be sufficient for a valid secondary offering. This concept comports with long-standing custom and practice in the PIPEs marketplace. In many PIPE transactions, a registration statement is required to be filed shortly after closing (typically, 30 days) and declared effective shortly thereafter (typically, 60 to 90 days after closing).

Under the circumstances presented, the Investors have already purchased and own the Securities and are at market risk. We submit that the already established holding period of the Investors demonstrates a valid secondary offering.

Factor 2: Circumstances under which the Selling Stockholders Acquired Their Shares.

As noted above, the Offering complied with the requirements of Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. All of the Investors were, and have continued to be, at market risk immediately following their acquisition of Securities, under the circumstances described below.

When the Investors purchased the Securities under the SPA, they committed to invest a total of $19 million ($15 million in cash and $4 million through a credit to the purchase price to one investor, whose participation was subsequently sold to the other two investors in its entirety prior to the closing) in exchange for shares of Sonnet Sub common stock (which converted into Common Stock as part of the Merger) and the Warrants. The main purposes of the Offering were, among others, (1) for Sonnet Sub to obtain the funds needed to make the required payment of $6 million to the Company at the closing of the Merger, (2) for the combined company after the Merger to be able to satisfy Nasdaq’s continued listing criteria for stockholders’ equity and (3) to provide the Company with sufficient cash to fund Sonnet Sub’s biotech business for a significant amount of time after the Merger. Because the Offering, for the reasons described above, by definition needed to take shape prior to the Merger and accompanying change in the Company’s principal business and prospects to Sonnet Sub’s, the Investors took a significant risk at a time when Sonnet Sub’s true market value was relatively unknown, being a private company, and that the prevailing market price of the Common Stock on Nasdaq at the time the SPA was signed, on February 7, 2020, did not reflect the value of the Securities, the delivery of which occurred before the Merger and, in the case of the Warrants, following the Merger. For this reason, the Company and Sonnet Sub agreed to certain protective provisions in the SPA and Warrants in favor of the Investors in consideration for their taking such risk.

May 26, 2020

As explained in more detail in the Appendix attached to this letter, the inclusion of the escrowed Additional Shares and Reset (each as defined in the Appendix) provisions in the SPA and Warrants, respectively, was negotiated among the parties so that, if the originally agreed-upon pre-money valuation of the post-merger Company of $130,000,000 used to determine the purchase initial price paid by the Investors for the Securities proved to be incorrect, then, to a limited extent, the Investors would be entitled to additional securities to decrease such risk. However, because of the operation of the Floor Price (as defined in the Appendix) of $1.0509 both on the Warrant Closing Date (as defined in the Appendix) and in all future Resets, if any, the Investors carry an absolute risk of loss of their entire investment, to the extent that the value of the Company, as reflected in the market for its Common Stock, is less than the $10,000,000 valuation implied by the Floor Price. For example, if prior to and continuing through a Reset, the market price of the Common Stock decreases to around $0, such as due to the bankruptcy or liquidation of the Company, then the Investors would be entitled to the maximum amount of shares underlying the Warrants determined by the Floor Price, but those shares would be worthless and the Investors will have lost their entire investment if they did not, or did not have the opportunity to, sell any shares of Common Stock.

In addition, at the time of the execution of the SPA, the Investors appreciated that the market for the Common Stock was not sufficiently liquid to the extent that, at that time, it would be virtually impossible for the Investors to effect a distribution even if they desired to do so, because the existing trading market for the Common Stock could not absorb a significant portion of the Registration Shares. The average daily trading volume of the Common Stock for the 20-trading day period ended February 7, 2020 was 2,487 shares as reported on nasdaq.com. In addition, the Investors entered into the Leak-Out Agreements described above, agreeing for a period of time not to sell, in the aggregate, more than 30% of the trading volume in a single trading day. As a result, using the trading activity prevailing at the time the Investors made their investment decision, it would take the Investors approximately 47 years to sell all of the Registration Shares on Nasdaq. While circumstances could change that would allow the Registration Shares to be sold significantly quicker, there are no guarantees of those circumstances or whether the Investors will be able to sell the Registration Shares at all. Furthermore, the Company does not intend to engage in any “road show” or other actions to condition the market for the Registration Shares. In these circumstances, it is not credible to conclude that the Investors have purchased their Securities for the purpose of making a distribution.

May 26, 2020

Moreover, there is no evidence that a distribution would occur if the Registration Statement were to be declared effective. Rule 100(b) of Regulation M defines the term “distribution” as:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods (emphasis added).”

Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here, there is no evidence that any special selling efforts or selling methods will occur if the Registration Shares are registered. As noted above, no investment bank is associated with the offering contemplated by the Registration Statement and the Company does not intend to engage in any “road show” or other actions to condition the market for the Registration Shares.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” The definition’s phrase “with a view to … distribution” creates a subjective standard regarding an investor’s intent. As such, it is fact-specific. In determining intent, courts and the Commission often look to evidence based on objective criteria.

As described above, the Investors made their investment decision with no assurance that the Registration Shares could be sold in a liquid market and have been subject to the full economic and market risks of their entire investment since the date of the acquisition of the Securities due to the Floor Price and amplified by the Leak-Out Agreements.

Factor 3: The Selling Stockholders’ Relationship to the Company.

The Investors have no prior relationship with the Company other than as a result of their purchase of the Securities. Further, the Investors have indicated that none of them is a broker-dealer or a person associated with a broker-dealer. In addition, as disclosed in the Registration Statement, other than receipt of the exercise price of the Warrants, the Company will not receive any of the proceeds from the sale or disposition of the Registration Shares by the Investors, as the full proceeds from the sale of the Securities have already been received by the Company and will not vary based on how many shares are resold by the Investors or the prices of their resale.

Factor 4: The Amount of Registration Shares Involved.

At the outset, it is important to note that the amount of securities involved in an offering is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415. However, in practical application, it appears that the amount of securities being registered has continued to be a focus of the Staff. This focus on the number of securities being registered is inconsistent with the Interpretation and the facts and circumstances surrounding transactions like the Offering.

May 26, 2020

The availability of Rule 415 depends on whether the offering is deemed to be made by selling stockholders or by or on behalf of the issuer. For the Staff to determine that the offering is really being made on behalf of the registrant, the Staff must, by definition, conclude that the selling stockholders are seeking to effect a distribution of the securities. If the Staff’s primary concern is whether a distribution is taking place, the number of securities being registered should be one of the least important factors in the Staff’s analysis. An illegal distribution of securities can take place regardless of the amount of securities involved. In fact, for the reasons demonstrated above, it is far easier to effect an illegal distribution when the number of securities involved is relatively small in relation to the outstanding securities or the public float. As demonstrated above, when investors buy a large stake of a small company, it is extremely difficult for them to exit their positions.

Focusing solely on the number of securities being registered in relation to the outstanding securities or the public float has a disproportionate impact on smaller companies. It is difficult to harmonize a focus on the number of securities being registered by smaller companies with the SEC’s public commitment to smaller publicly-traded companies. Further, the enactment of the Jumpstart Our Business Startups Act demonstrates that Congress is focused on making access to the capital markets easier, not harder, for smaller companies. In addition, the Commission has stated that preserving the flows of capital in the economy, particularly to “pharmaceutical” companies, such as the Company, which very often engage in key development work while being small-cap companies, will help the fight against COVID-19, “as well as speed and strengthen our recovery.” Chairman Jay Clayton, Public Statement, March 24, 2020, available at https://www.sec.gov/news/public-statement/statement-clayton-covid-19-2020-03-24.

Moreover, limiting the number of securities being registered does not effect any significant change in the circumstances of a proposed offering. If the selling stockholders are acting as a mere conduit for the issuer, then reducing the number of securities being sold does not change the investment intent of the selling stockholders or their ability to effect a distribution if, in fact, that was their intent.

An arbitrary focus on the percentage of the public float being registered contradicts the Staff’s own interpretative positions. For example, Question 612.12 of the CDIs for Securities Act Rules describes a scenario in which a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, as follows:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, Question 216.14 of the CDIs for Securities Act Forms, regarding the use of Form S-3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer” (emphasis added).”

May 26, 2020

These interpretive positions make it clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions make it clear that the number of securities being registered is only relevant where the other facts “clearly indicate” that the offering is not in reality a secondary offering. Here, the other facts with regard to the Company, the Investors and the Offering, as discussed elsewhere in this response, indicate that the offering contemplated by the Registration Statement is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).

As of May 22, 2020, the Company had approximately 7.4 million shares of Common Stock in its public float, and the Company is seeking to register approximately 29.5 million Registration Shares. While the number of Registration Shares exceeds the one-third threshold referenced above, while not dispositive of the matter, we are aware that similar relative amounts have been approved in other transactions involving reverse mergers and securities substantially similar to the Securities, including Ocugen Inc.’s Form S-3, File No. 333-234127, declared effective November 5, 2019 (which Form S-3 went through a review by the SEC staff) and Seelos Therapeutics, Inc.’s Form S-3, File No. 333-229490, declared effective February 13, 2019, both of which included the full amount of securities included in their initial filings with the Commission.

Notwithstanding the number of shares being registered, the other factors discussed in this response letter such as the Investors’ investment intent and the circumstances under which the Investors acquired their securities, support the position that the offering is correctly characterized as a secondary offering. To wit, none of the circumstances of the offering indicate that the Investors are reselling the Registration Shares on behalf of the Company. The duration of the Investors’ investment in the Securities demonstrates investment intent. The Selling Stockholders did not acquire the Registration Shares under circumstances that would indicate that such persons or entities were receiving compensation from the Company in connection with the resale of the Registration Shares or that the Company had any financial interest in the resale of the Registration Shares. Additionally, as noted above, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” Finally, as explained below, to the Company’s knowledge, the Investors are not in the business of underwriting securities. In light of these circumstances, we submit that the number of Registration Shares being registered for resale should not restrict the Company’s ability to use Rule 415(a)(1)(i) for this offering.

We note further that, even if the number of shares being registered were given disparate weight over the other factors to be considered, we submit that the offering should not raise concerns about a primary offering being made due to the limited trading activity in the Common Stock which will limit the ability to sell pursuant to the Registration Statement.

Factor 5: Whether the Selling Stockholders are in the Business of Underwriting Securities.

As noted above, the Investors have indicated to the Company that none of them is a broker-dealer or a person associated with a broker-dealer and are, to the Company’s knowledge, private investment funds. Furthermore, to the Company’s knowledge, none of the Investors is in the business of underwriting securities.

May 26, 2020

In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. The Staff also has stated that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of large amounts of securities, provided such securities are acquired in the ordinary course of the investor’s business and that the investor has no arrangement with any person to participate in the distribution of such securities. Indeed, pursuant to the SPA, each Investor represented and warranted that it was purchasing its Securities for its own account and did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Securities, and also that it acquired the Securities thereunder in the ordinary course of its business. There is no evidence to suggest that any of those representations were false.

Factor 6: Whether under All the Circumstances it Appears that the Selling Stockholders are Acting as a Conduit for the Company.

Although the Staff indicated in the Interpretation that the question of who receives the proceeds is not the only factor on which an analysis of the character of an offering should be based, it should be important to any such analysis. In this case, the Company will not receive any proceeds from the sale or other disposition of the Registration Shares offered by the Investors. We believe this supports the conclusion that the offering is not on behalf of the Company. In our view, in these circumstances, where the Company has only a limited economic interest in the offering, we respectfully submit that this factor supports the conclusion that the Registration Statement relates to a valid secondary offering and that the offering is not being made “by or on behalf” of the issuer.

It is axiomatic that a “distribution” of securities on behalf of an issuer must be taking place before a person can be acting as a conduit for the issuer and, thus, an “underwriter.” As the facts and analysis provided above demonstrate, the Investors are not engaging in a distribution for the benefit of the Company and are not acting as conduits for the Company. The Investors made fundamental decisions to invest in the Company, have represented their investment intent and disclaimed any intent to illegally distribute their Shares. There is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the Registration Shares, nor is the Company aware that there are any agreements or understandings with respect to any subsequent investments of the sale proceeds from an Investor back into the Company.

To the extent that the Staff somehow views the number of Shares as evidence that the Investors are acting as conduits for the Company, we believe that view is tantamount to an attempt to resurrect the presumptive underwriter doctrine, which has not been applied for more than 20 years and would ignore the Staff’s own interpretative positions, such as CDIs Questions 612.12 and 216.14 discussed above.

In addition, as described above, the Investors have borne the full economic risk of ownership of the securities purchased, tempered only by adjustment provisions that have limits, the Investors made their investment decision at a time when the number of Registration Shares to be included in the Registration Statement would make it virtually impossible for the Investors to distribute the Registration Shares even if that was their intention to do so, the Investors agreed to sign Leak Out Agreements that demonstrate the Company had no interest in the Investors’ distribution of the Company’s Common Stock, there is no evidence that any special selling efforts or selling methods will occur if the Registration Shares are registered, none of the Investors are in the business of underwriting securities and the Company will not receive any proceeds from sales of the Registration Shares by the Investors.

May 26, 2020

Conclusion

In these circumstances, we respectfully submit that the offering of the Registration Shares pursuant to the Registration Statement is appropriately characterized as a valid secondary offering and not an offering “by or on behalf of the registrant.”

Should the Staff have additional questions or comments regarding the foregoing, please contact me at 973-597-6394.

Very truly yours,

By:	/s/ Steven M. Skolnick, Esq.
Steven M. Skolnick, Esq.

cc:	Pankaj Mohan, Chief Executive Officer, Sonnet BioTherapeutics Holdings, Inc.

29368/34

05/26/2020 206224382.4

May 26, 2020

Appendix

Pursuant to the terms of the Series B Warrants, the number of shares of Common Stock to be issuable upon the exercise of the Series B Warrants is determined on certain dates based on an average of recent market prices of the Common Stock on Nasdaq. The first such date of determination was the date of issuance of the Warrants (the “Warrant Closing Date”), April 16, 2020. On such date, the SPA and the Warrants provided that the parties compare 85% of the average of the three lowest volume weighted average prices of the Common Stock on Nasdaq during the first 10 trading days after the Merger (such number, the “Final Purchase Price”) to the effective price paid by the Investors per share of Common Stock received in exchange for Sonnet Sub Shares in the Merger, which was $17.66 (the “Initial Purchase Price”), determined using the Company’s post-Merger fully-diluted capitalization and a post-money valuation agreed upon when the SPA was executed of $130,000,000. Indeed, on the Warrant Closing Date, the Final Purchase Price was determined to be less than the Initial Purchase Price, and so the Series B Warrants became initially exercisable, with an exercise price of $0.0001 per share, for 2,247,726 shares in the aggregate, which equals (i) the quotient determined by dividing (x) $19,000,000, by (y) such Final Purchase Price (approximately $4.32 on such date); minus (ii) the sum of (x) the number of shares of Common Stock received by the Investors in the Merger (approximately 1,076,000 in the aggregate, the “Initial Shares”) and (y) the number of additional shares of Common Stock that they received out of escrow (approximately 1,076,000 in the aggregate, all of which were delivered or became deliverable on such date; the “Additional Shares” and, together with the Initial Shares, the “Common Securities”) pursuant to a provision in the SPA that similarly looked at the Final Purchase Price in relation to the $19,000,000 investment. On such date, the Series A Warrants became exercisable, with an exercise price of $5.3976 per share (which is 125% of the Final Purchase Price), for 3,300,066 shares in the aggregate, which equals 75% of the sum of the shares underlying the Series B Warrants and the Common Securities. However, pursuant to the SPA and Series B Warrants, on such date, and as further described below, the Final Purchase Price could not be lower than $1.0509 (the “Floor Price”), a price per share determined using a post-merger valuation of $10,000,000, regardless of the market price of the Common Stock.

Going forward, the only provision that would increase the number of shares underlying the Series B Warrants or Series A Warrants is a “reset” provision in each of the Warrants (the Series A Warrants also have anti-dilution price protection in the event the Company issues securities at prices lower than the Series A Warrant exercise price, but such provision does not affect the number of warrant shares). Under the Series B Warrants, adjustments in the number of shares underlying the Series B Warrants (“Resets”) occur at specific points in time (each, a “Reset Date”), triggered by the registration of the Registration Shares and/or their tradability under Rule 144 of the Securities Act (“Rule 144”), not to occur after the earlier to occur of (i) the end of a 45-consecutive day period during which the Registration Shares are freely tradable either (a) under an effective registration statement or (b) under Rule 144 and (ii) one year after the Warrant Closing Date. On each Reset Date, the Series B Warrants become exercisable, in the aggregate, for a number of shares equal to (i) the quotient determined by dividing (a) $19,000,000, by (b) the greater of (x) the average of the five lowest dollar volume-weighted average prices of a share of Common Stock on Nasdaq during the applicable “Reset Period” (which are periods of 9, 18, 27, 36 or 45 days, at each Investor’s election) immediately preceding the applicable Reset Date and (y) the Floor Price (such number resulting in this clause (b), the “Reset Price”), minus (ii) the Common Securities already issued to the Investors. On each Reset Date, the Series A Warrants are also adjusted such that the number of shares underlying the Series A Warrants are proportionately increased with the Series B Warrants (maintaining the 75% relationship with the sum of the Series B Warrants and Common Securities) and their exercise price becomes 125% of the Reset Price. Of course, Resets only occur if the Reset Price is found to be less than the Final Purchase Price or most recent Reset Price, if any. By way of example, if a Reset occurred using the Floor Price, (A) the Series B Warrants would be exercisable for an aggregate of approximately 15,927,000 shares (including, not in addition to, the 2,247,726 shares underlying the Series B Warrants as of the date of this letter), which is derived by dividing $19,000,000 by $1.0509 and subtracting from such quotient 2,152,000 (the amount of Common Securities already issued to the Investors) and (B) the Series A Warrants would be exercisable for an aggregate of approximately 13,560,000 shares (including, not in addition to, the 3,300,066 shares underlying the Series A Warrants as of the date of this letter), which is 75% of the sum of the maximum Series B Shares (15,927,000) and the amount of Common Securities (2,152,000). The sum of the two foregoing maximum share numbers (approximately 15,927,000 and approximately 13,560,000) amounts to the approximately 29.5 million Registration Shares covered by the Registration Statement.